This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules..

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer

Telesis North Communications Inc.

Suite # 210, 35 The Links Road

Toronto, Ontario

M2P 1T7

Item 2

Date of Material Change

February 4, 2003

Item 3

Press Release

See attached copy of News Release issued February 4, 2003

Item 4

Summary of Material Change

See attached copy of the February 4, 2003, News Release.

Item 5

Full Description of Material Change

See attached copy of the February 4, 2003, News Release.

Item 6

Reliance on Section 85(2) of the Act

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officers

F. Derek Woods, President, Director of the Issuer, is knowledgeable about the material change and this report.  His business telephone no. is (416) 229-9666.

Item 9

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Naples, Florida, the 4TH  day of February, 2003.

“F. Derek Woods”

F. Derek Woods

President, Director

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TELESIS NORTH COMMUNICATIONS INC.

Suite #35 - 210, The Links Road, Toronto, Ontario

M2P 1T7

Telephone:

(416) 228-2372

Trading Symbol:TNC

OTCBB - TNCVF

N E W S    R E L E A S E

TELESIS ANNOUNCES CLOSING OF  PRIVATE PLACEMENT

February 4, 2003

The Company wishes to announce that it has completed a private placement of 625,000 units.   Each Unit is comprised of one common share and one two year share purchase warrant at a price of C$0.12 per Unit and has received the sum of C$75,000.00 as net proceeds of the private placement.

Each warrant will entitle the holder to purchase one additional Common Share of the Issuer at a price of C$0.15  if exercised on or before February 3, 2005.

The shares forming part of the Units or which may be exercised upon exercise of the warrants forming part of the units will be subject to a hold period expiring on June 4, 2003.

The net proceeds of the private placement will be used as  general working capital.

ON BEHALF OF THE BOARD OF DIRECTORS

“F. Derek Woods”

F. Derek Woods, President, Director

The TSX Venture Exchange has neither approved nor disapproved the contents hereof.

Catalog1